SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2024

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _____________

Commission file number _____________

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DIAGEO PLC

Lakeside Drive

Park Royal London NW10 7HQ

England

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT

SAVINGS PLAN FOR UNION EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

i

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 26, 2025

We have served as the Plan’s auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000 www.pwc.com/us

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets:
Plan’s interest in the Diageo North America, Inc. Master Trust, at fair value	$13,177,617	$12,011,385
Notes receivable from participants	639,452	611,798
Net assets available for benefits	$13,817,069	$12,623,183

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024

Additions to net assets attributed to:

Interest on notes receivable from participants	$40,968
Participant contributions	1,187,805
Rollover contributions	378,594
Plan's interest in the Diageo North America, Inc. Master Trust investment gain	1,299,936
Total additions	2,907,303

Deductions from net assets attributed to:
Benefits paid to participants	1,681,019
Administrative fees	32,398

Total deductions	1,713,417

Net increase	1,193,886

Net assets available for benefits:
Beginning of year	12,623,183
End of year	$13,817,069

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

(1)	Plan Description

The following description of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the “Company”, “Diageo” or “Plan Sponsor”). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the “Code”), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Eligibility

Employees who are members of the International Guards Union Local #46, National Conference of Firemen & Oilers, Serviced Employees International Union S.C./6 Local #513, United Paperworkers Union Local #1737-2, Liquor and Wine Sales Representatives, Warehousemen, Clerical, Distillery, Rectifying, Tire Plastic and Allied Workers Union Local #3 and have attained age 21 are eligible to participate in the Plan. Participants are enrolled within the Plan the first day of any payroll period once an employee meets the eligibility requirements.

(c)	Contributions

Participants may contribute annually from 1% up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan document. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 3 money market funds, 21 mutual funds and a company stock fund invested in American Depository Receipt (“ADR”) shares of Diageo plc as investment options for participants.

All employees who are eligible to contribute under the Plan, and who have attained age 50 or older before the close of the Plan year, are eligible to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified retirement plans.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, an allocation of the Plan’s investment earnings or losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company’s Long-Term Disability Plan.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f)	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 less the highest outstanding loan balance in the last 12 months or 50% of their account balance, whichever is less. Participants may only have three loans outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal at the time the loan is originated. Principal and interest are paid ratably through payroll deductions. The loans are payable over a period not to exceed 5 years, or 20 years for loans taken for a primary residence.

(g)	Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company’s Long-Term Disability Plan.

If a participant’s account balance is greater than $5,000, the participant may leave the account in the Plan until age 73 and may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account (“IRA”)), or quarterly or annual installments over a period elected by the participant.

If a terminated participant’s account balance is greater than $1,000 but not more than $7,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or IRA chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant’s account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant’s estate if no beneficiary is designated, is entitled to 100% of the participant’s account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared in compliance with the Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan document.

(d)	Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(e)	Benefit Payments

Benefit payments to participants are recorded when paid.

(3)	Investment in Master Trust

The Plan’s investments are held in the Diageo North America, Inc. Master Trust (“Master Trust”), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has a divided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the “Trustee”). Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each plan.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

(4)	Master Trust Financial Information

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation (depreciation) in fair value of investments and income (loss) from investments are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

The following table presents the fair values of investments and other assets and liabilities of the Master Trust, and the Plan’s interest in the Master Trust, as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Investments at fair value:
Mutual funds	$420,451,141	$12,265,142	$377,658,779	$11,081,357
Diageo common stock fund	11,048,269	176,713	12,656,944	186,763
Money market funds	19,461,529	735,762	21,832,309	743,265
Master Trust Net Assets, at fair value	$450,960,939	$13,177,617	$412,148,032	$12,011,385

Investment income of the Master Trust for the year ended December 31, 2024 is as follows:

Net appreciation in fair value of investments	$36,972,172
Interest and dividends	12,493,631
Total investment income	$49,465,803

(5)	Master Trust Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Master Trust follows the fair value measurement guidance presented by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Money market funds: Valued at the NAV of shares held by the Master Trust at year end.

Diageo common stock fund: Represents a unitized employer stock fund and it is comprised of the Company’s ADRs and a short-term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of:

	Master Trust assets at fair value as of December 31, 2024
	Level 1	Total
Mutual funds	$420,451,141	$420,451,141
Money market funds	19,461,529	19,461,529
Diageo common stock fund	11,048,269	11,048,269
	$450,960,939	$450,960,939

	Master Trust assets at fair value as of December 31, 2023
	Level 1	Total
Mutual funds	$377,658,779	$377,658,779
Money market funds	21,832,309	21,832,309
Diageo common stock fund	12,656,944	12,656,944
	$412,148,032	$412,148,032

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2024 and 2023, there were no transfers in or out of Level 3.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2024 and 2023

(6)	Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as inflation, a pandemic or international conflict. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ accounts balances and the amounts reported in the statement of net assets available for benefits.

(7)	Related-Party and Party-In-Interest Transactions

Certain Plan investments that include mutual funds and money market funds are managed by Fidelity Management & Research through the Master Trust. Fidelity Management & Research is related to the Trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $32,398 for the year ended December 31, 2024.

The Plan’s investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, transactions involving these investments qualify as party in interest transactions. At the Master Trust during 2024, these investments earned dividends of $366,000, realized gains of $1,000 and unrealized losses of $1,648,000. At the Master Trust during 2024, purchases and sales of the ADR shares of Diageo plc were approximately $1,442,000 and $1,770,000, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(9)	Tax Status

The Plan has adopted a non-standardized form of a pre-approved plan sponsored by Fidelity Management & Research Company. The pre-approved plan provider has received an opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, as to the pre-approved plan’s qualified status. An employer may rely on a favorable opinion letter issued to a pre-approved plan sponsor as evidence that the plan is qualified under Code Section 401(a) as provided in Revenue Procedure 2011-49. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(10)	Subsequent Events

In preparing the financial statements, management of the Plan has evaluated events and transactions for potential recognition or disclosure through June 26, 2025, the date that the financial statements were available to be issued, and noted no subsequent events requiring disclosure.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2024

Identity of issue	Description of investment including maturity date and rate of interest	Cost	Current value

Plan’s interest in the Master Trust	Plan’s interest in the Diageo North America, Inc. Master Trust	**	$13,177,617

* Participant Loans	Loans to participants with interest rates ranging from 3.25% to 8.50% and maturity dates ranging from 2025 to 2048	**	$639,452

*	Represents a party-in-interest

**	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees

Date: June 26, 2025	By:	/s/ Kyle Gibb
	Name:	Kyle Gibb
	Title:	Benefits Director

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Registered Public Accounting Firm